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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                          Webservices Innovations, Ltd
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  94769T 10 0
                                 (CUSIP Number)

                              William Stocker, ESQ
                        34190 Sepulveda Avenue, Suite 200
                           Capistrano Beach, CA 92624
                                  949-487-7295
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 8, 2002
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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

CUSIP No.94769T 10 0                   13D                              Page 2



1.   Name of Reporting Persons:   Jenna Minnick-Harry
     I.R.S. Identification Nos. of above persons (entities only).



2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

3.   SEC Use Only


4.   Source of Funds (See Instructions): AF


5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

United States
6.   Citizenship or Place of Organization


               7.   Sole Voting Power: 5,699,648
  NUMBER OF
   SHARES
BENEFICIALLY   8.   Shared Voting Power:
 OWNED BY
    EACH
  REPORTING    9.   Sole Dispositive Power: 5,699,648
   PERSON
    WITH
               10.  Shared Dispositive Power:


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  5,699,648


12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]

13.  Percent of Class Represented by Amount in Row (11): 81%


14.  Type of Reporting Person (See Instructions)IN



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

CUSIP No.94769T 10 0                   13D                                Page 3

ITEM  1.  SECURITY  AND  ISSUER.

     The class of securities to which this statement relates is the common stock, of par value $0.001 per share of WebServices Innovations, Ltd, 31878 Del Obispo, #118-606, San Juan Capistrano, CA 92675.


ITEM  2.  IDENTITY  AND  BACKGROUND.


 (A)  NAME.          Jena  Minnick-Harry

 (B)  ADDRESS.     31878  Del  Obispo,  #118-606,  San Juan Capistrano, CA 92675

 (C)  OCCUPATION.     Secretary,  Director

 (D) CONVICTIONS. The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (E) JUDGMENT, ETC. The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of violation with respect thereto.

 (F)  CITIZENSHIP.  The  Reporting  Person  is  a  citizen of the United States.


ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     5,699,648 shares were issued from treasury of the Issuer to the Reporting person, directly and beneficially, pursuant to a Plan of Reorganization and Acquisition of its wholly-owned subsidiary, WebServices Innovations, Inc. Of these shares, 5,631,532 shares were issued in the name of the Reporting person's husband and are being transferred to the Reporting person. The Reporting person's husband disclaims beneficial ownership.

ITEM  4.  PURPOSE  OF  TRANSACTION.

     Subject to the terms and conditions of the Plan of Reorganization and Acquisition, filed under Schedule 14c "Definitive Information Statement", Webservices Innovations, Ltd. (formerly Snohomish Equity Corporation "SNOHO") a Nevada corporation, and Webservices Innovations, Inc. ("WEB"), a private Nevada Corporation, shall be reorganized, such that SNOHO shall acquire WEB, and WEB shall become a wholly-owned subsidiary of SNOHO. The conversion of stock pursuant to the Plan of Reorganization and Acquisition was the following: 1) Each and every share of stock of WEB held in treasury shall be cancelled; and 2) Each and every one share of WEB shall be converted into one share of SNOHO common stock, duly and validly issued, fully paid and non-assessable.

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

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The Reporting Person is the beneficial owner of 5,699,648 shares of the common stock of the issuer, representing 81%. The Reporting Person is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect thereto. No other person is known to have the right to receive or power to direct receipt of dividends from, or proceeds from the sale of, the common stock beneficially owned by the Reporting Person.

     The Reporting Person is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect thereto.

     No other person is known to have the right to receive or power to direct receipt of dividends from, or proceeds from the sale of, the common stock beneficially owned by the Reporting Person.

     The Reporting Person has not effected any transactions in the common stock in the past 60 days except as reported herein.


ITEM  6.  CONTRACTS,  ARRANGEMENTS,  UNDERTAKINGS  OR  RELATIONSHIPS
               WITH  RESPECT  TO  SECURITIES  OF  THE  ISSUER.

     None  other  than  disclosed  herein.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.


ITEM  8.  SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  17,  2002



     /s/Jena Minnick-Harry
        Jena  Minnick-Harry
        Secretary/  Director

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